QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEEMIC HOLDINGS, INC.
(Name of Subject Company)

MEEMIC HOLDINGS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

585135106
(CUSIP Number of Class of Securities)

Victor T. Adamo
Chief Executive Officer
MEEMIC Holdings, Inc.
691 Squirrel Road
Auburn Hills, Michigan 48326
(888)463-3642
(Name, Address and Telephone No. of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

with copies to:
Mark A. Metz, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, Michigan 48243 (313) 568-5434	Jack Stephenson, Esq. Burr & Forman LLP 420 North 20th Street, Suite 3100 Birmingham, AL 35203 (205) 458-5201

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

        This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") is being filed in response to a tender offer described in a Tender Offer Statement on Schedule TO (which includes certain of the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), dated December 23, 2002, as amended by Amendment No. 1 thereto filed January 9, 2002 (the "Schedule TO"), and relates to the offer by MEEMIC Holdings, Inc., a Michigan corporation (the "Company"), to purchase all of the outstanding shares of common stock, no par value per share (the "Common Stock" or the "Shares"), of the Company that are not owned by ProNational Insurance Company ("ProNational") at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 9, 2003 (the "Supplement") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). ProAssurance Corporation, Professionals Group, Inc., ProNational Insurance Company, Inc., Meemic Merger Corp., and Dr. A. Derrill Crowe, who, by virtue of their relationship with the Company, are considered by the Securities and Exchange Commission to be co-bidders in the Offer, have filed with the Securities and Exchange Commission on January 9, 2003 a Tender Offer Statement on Schedule TO relating to the Offer.

Item 1.    SUBJECT COMPANY INFORMATION.

  The name of the subject company is MEEMIC Holdings, Inc., a Michigan corporation. The Company's principal executive offices are located at 691 North Squirrel Road, Suite 100, Auburn Hills, Michigan 48326, and its telephone number is (888) 463-3642.

  The title of the class of equity securities to which this Statement relates is the Company's Common Stock, no par value, (the "Shares"). As of December 11, 2002, there were a total of 6,672,343 Shares outstanding.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under "Introduction," Section 19 ("Subject Company Information") and Section 20 ("Identity and Background of Certain Persons") is incorporated herein by reference.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

  The filing person is the subject company. The information set forth in response to Item 1 of this Statement is incorporated by reference. Further, the information set forth in the Offer to Purchase, as amended by the Supplement, under Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.

Item 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under "Introduction," Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer"), Section 16 ("Interests of Certain Persons"), Section 19 ("Subject Company Information") and Section 20 ("Identity and Background of Certain Persons") is incorporated herein by reference.

Item 4.    THE SOLICITATION OR RECOMMENDATION.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under "Summary Term Sheet," "Introduction," Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer"), Section 13 ("Recommendation of the Exploratory

  Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") and Section 18 ("The Merger Agreement") is incorporated herein by reference.

Item 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under Section 7 ("Sources of Funds; Fees and Expenses") and Section 14 ("Opinion of the Financial Advisor to the Exploratory Committee") is incorporated herein by reference.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under Section 22 ("Certain Transactions in the Common Stock") is incorporated herein by reference.

Item 7    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  The information set forth in the Offer to Purchase, as amended by the Supplement, under Section 11 ("Background of the Offer and Merger"), Section 12 ("Purposes of the Offer"), Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement"), Section 15 ("Plans for MEEMIC Holdings After the Merger"), Section 17 ("Certain Effects of the Offer and Merger") and Section 18 ("The Merger Agreement") is incorporated herein by reference.

Item 8    ADDITIONAL INFORMATION.

  The information set forth in the Offer to Purchase, as amended by the Supplement, is incorporated herein by reference.

Item 9.    EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)
Offer to Purchase, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(A) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(2)
Letter of Transmittal, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(B) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(3)
Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(C) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(4)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(D) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(5)
Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(E) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(6)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(F) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.

(a)(7)
Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(G) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(8)
Shareholder Letter, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(H) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(9)
Supplement to Offer to Purchase, dated January 9, 2003, filed with the Securities and Exchange Commission on January 9, 2003 as Exhibit (a)(1)(I) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(e)	Not applicable.
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies as of January 10, 2003 that the information set forth in this statement is true, complete and correct.

MEEMIC HOLDINGS, INC.
By:	/s/ Lynn M. Kalinowski
Name:	Lynn M. Kalinowski
Title:	President

QuickLinks

SCHEDULE 14D-9
  Item 1. SUBJECT COMPANY INFORMATION.
  Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 4. THE SOLICITATION OR RECOMMENDATION.
  Item 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 7 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 8 ADDITIONAL INFORMATION.
  Item 9. EXHIBITS.
SIGNATURE